4.27




March 26, 2004



Mr. Chaslav Radovich
Chief Executive Officer
Biogentech Corp
2445 McCabe Way
Suite 150
Irvine, CA  92614

Dear Mr. Radovich:

This letter is to confirm our understanding of the nature, scope and limitations of the services our firm is to provide to Biogentech Corp. (the "Company").

We will assist the Company with the general accounting matters including accounting, tax, mergers and acquisitions, financial reporting matters and SEC filing requirements.

Our fees for the above mentioned services will be billed at our standard hourly rates ranging from $75 to $225. In addition we will invoice you for out of pocket expenses. We will invoice you monthly and our invoices are payable upon receipt. We reserve the right to suspend all work for nonpayment of fees and will charge interest at the rate of 1.5% per month for all past due amounts. Our invoice can be paid in cash or with S-8 stock at the option of the Company. If the monthly invoices are to be paid with S-8 stock, the number of shares to be issued will be calculated by dividing the monthly invoice amount by the closing bid price of the Company's stock on the last trading day of the month. The shares are to be issued within 5 business days following receipt of the monthly invoice. We will require a $10,000 retainer prior to the commencement of work that can be paid in cash or 5,555 shares of S-8 stock ($10,000 divided by $1.80 {closing bid price on date of this agreement}).

The above-mentioned services that we will provide cannot be relied upon to disclose errors, irregularities or illegal acts, including fraud or defalcations, that may exist. We will inform you of any such matters that come to our attention.

Pickard & Company, CPA's, P.C. ("Pickard & Company") will be an independent contractor and its employees and agents will not be employees or agents of the Company. The manner in which these services are rendered will be within Pickard & Company sole control and discretion. The Company will not be responsible for Pickard & Company acts while performing the services whether on Company premises or elsewhere, and Pickard & Company will not have the authority to speak for, represent or obligate the Company in any way. Similarly, Pickard & Company will not be responsible for any acts of the Company or its employees or agents.

Mr. Chaslav Radovich
March 26, 2004
Page 2

In the event Pickard & Company and/or any of its shareholders, officers, directors, employees or agents incurs time and expense in serving as a party of witness in any form of judicial, administrative and/or regulatory proceeding as a result of the rendering of services to the Company, the Company agrees to reimburse Pickard & Company for all such time and expense incurred in accordance with our standard hourly rates.

Moreover, in the event Pickard & Company and/or any of its shareholders, officers, directors, employees or agents incurs time and/or expense in responding to discovery or other forms of requests for information in any kind of judicial, administrative or regulatory proceeding as a result of services rendered to the Company, the Company agrees to reimburse Pickard & Company for all such time and expense incurred in accordance with our standard hourly rates.

Despite the rendition of services by Pickard & Company, the Company hereby agrees and acknowledges that it is and will continue to be solely responsible for all decisions, actions and/or omissions implemented by the Company, whether or not based on any form of reliance on services or advice rendered by Pickard & Company or any of its shareholders, officers, directors, employees or agents. As such, the Company hereby agrees to totally and completely indemnify and hold harmless Pickard & Company, its shareholders, officers, directors, employees or agents, from any and all claims, demands, settlements or judgments made or rendered against Pickard & Company or its shareholders, officers, directors, employees or agents for monetary or injunctive relief relating to services rendered by Pickard & Company to the Company. The Company hereby agrees to immediately reimburse Pickard & Company for all damages and expenses incurred by Pickard & Company as a result of such a judgment and/or settlement.

Moreover, in the event any form of judicial, administrative or regulatory proceeding is pursued against Pickard & Company or any of its shareholders, officers, directors, employees or agents as a result of services rendered by Pickard & Company to the Company, the Company expressly agrees to reimburse Pickard & Company or any of its shareholders, officers, directors, employees or agents for all attorney and expert witness fees and all other forms of costs incurred as a result of the proceedings. Any and all counsel and/or experts engaged on behalf of Pickard & Company or its shareholders, officers, directors, employees or agents will be selected based on the sole judgment and discretion of Pickard & Company.

The Company and Pickard & Company both agree that, except as provided below, any dispute over fees charged by Pickard & Company to the Company will be submitted for resolution by arbitration in accordance with the rules of the American Arbitration Association. Such arbitration shall be binding and final; however, Pickard & Company shall have the option to have any dispute that is within the jurisdiction of the Small Claims Court heard in said court. IN AGREEING TO ARBITRATION, WE BOTH ACKNOWLEDGE THAT, IN THE EVENT OF A DISPUTE OVER FEES, EACH OF US IS GIVING UP THE RIGHT TO HAVE THE DISPUTE DECIDED IN A COURT OF LAW BEFORE A JUDGE OR JURY AND INSTEAD IS ACCEPTING THE USE OF ARBITRATION FOR RESOLUTION.

Mr. Chaslav Radovich
March 26, 2004
Page 3


It is our understanding this arrangement will be effective upon signing and will continue until amended. It is also our understanding that either party may cancel this agreement by written notice or that it may be amended by mutual agreement, in writing, at anytime.

We appreciate this opportunity to work with you. If the foregoing is in agreement with your understanding, please sign the enclosed duplicate copy of this letter in the space provided below and return it to us.


                                               Very truly yours,

                                               PICKARD & COMPANY, CPA's, P.C.




                                               Kevin Pickard, CPA

Accepted:

BIOGENTECH CORP.